EXHIBIT 3.2

WORLD TREE USA, LLC

SERIES A 2016 ECO-TREE UNIT DESIGNATION

WORLD TREE USA, LLC, a Nevada limited liability company (the “Company”), pursuant to the provisions of the Nevada Revised Statutes Chapter 86, and the Operating Agreement dated February 4, 2021, as amended from time to time (the “Operating Agreement”), does hereby state and certify that, pursuant to the authority expressly vested in World Tree Technologies, Inc, a Nevada corporation and the Company’s Manager (the “Manager”), the Manager duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that this Unit Designation of the Series A 2016 Eco-Tree Units dated as of February 4, 2021 (this “Unit Designation”) be and hereby is adopted as follows:

1. Designation.

(a) Pursuant to Section 3.2 of the Operating Agreement, there is hereby created a class of Units designated as the “Series A 2016 Eco-Tree Units” (the “Series A 2016 Eco-Tree Units”), which shall each have the economic rights identified in Section 3 of this Unit Designation related to the performance of the crop of Empress Splendor trees planted by the Company during the 2016 and 2017 planting year (the “Empress Splendor 2016 Crop”). The Manager is authorized to provide for the issuance of up to 200,000 Series A 2016 Eco-Tree Units.

(b) All Series A 2016 Eco-Tree Units issued pursuant to, and in accordance with the requirements of this Unit Designation, shall be fully paid and non-assessable Units of the Company.

(c) Upon a Harvest Event as defined in Section 2 of this Unit Designation, the Series A 2016 Eco-Tree Units will cease to exist and holders will receive a cash distribution as provided in Section 3 of this Unit Designation.

2. Definitions. For purposes of this Unit Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Operating Agreement.

“Gross Proceeds” means, with respect to Harvest Event contemplated by this Unit Designation, the total proceeds received following the sale of the lumber produced by the Empress Splendor 2017 Crop.

“Harvest Event” means, with respect to the Empress Splendor 2017 Crop, the decision by the Manager to harvest and process the lumber from an Empress Splendor plantation connected to the Empress Splendor 2017 Crop.

“Net Proceeds” means the proceeds received by the Company following a Harvest Event after deduction from the Gross Proceeds the expenses related to the Harvest Event, as determined by the Manager in its sole discretion.

“Net Profits” means the amount available for distribution by the Company, which is comprised of the Net Proceeds after deduction of the 50% share paid to the farmers engaged for the Empress Splendor 2017 Crop.

3. Automatic Resignation and Conversion to Cash.

(a) Automatic Resignation of Unit holder. In the event of a Harvest Event, holders of the Series A 2016 Eco-Tree Units identified in this Unit Designation shall automatically resign from the Company upon the receipt of the cash payment if any, under Section 3(b)(i) of this Unit Designation.

(i) Upon resignation of the Unitholder under this Section, the Series A 2016 Eco-Tree Units held by the Unit holder shall cease to exist.

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(b) Cash Distribution.

(i) Upon the occurrence of a Harvest Event, each of the holders of the Series A 2016 Eco-Tree Units shall receive a cash sum, if any, equal to the pro rata share of 50% the Net Profits received by the Company as a result of the Harvest Event.

4. Allocations of Profits and Losses.

(a) Allocation of profits and losses of the Company for each fiscal year for the holders of the Series A 2016 Eco-Tree Units shall be limited to 50% the profits and losses associated with the Empress Splendor 2017 Crop.

(b) Any such profits and losses shall be allocated to each holder of Series A 2016 Eco-Tree Units on a pro rata basis in accordance with the number of Series A 2016 Eco-Tree Units held by such member.

5. Voting Rights. Holders of Series A 2016 Eco-Tree Units shall not have the right to vote or provide consent in matters coming before the Members under Section 5.2(c) of the Operating Agreement.

6. Amendments and Waivers. This Unit Designation may be amended from time to time by the affirmative vote or consent of the Manager and the holders of a majority of the then issued and outstanding Series A 2016 Eco-Tree Units. Amendments to this Agreement may be proposed only by or with the consent of the Manager.

7. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Unit Designation has been executed as of the date first written above.

MANAGER:

WORLD TREE TECHNOLOGIES, INC.

By:	/s/ Doug Willmore
Name: Doug Willmore
Title: Chief Executive Officer

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